UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number:  001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

Mourant Governance Services (Cayman) Limited

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Amendment of Loan Agreement

Blue Gold Limited (the “Company”) entered into an amendment (the “Amendment”), effective November 17, 2025, to a certain loan agreement (the “Loan Agreement”), dated November 4, 2025, with City First Capital Pty Ltd, as the lender thereunder. The Loan Agreement was described in the Company’s Report of Foreign Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on November 5, 2025 and the full text of the Loan Agreement was furnished to the Commission as Exhibit 10.1 thereto. The Amendment amends the Loan Agreement as follows:

●	to amend the cancellation provision of the Loan Agreement to state that either party may cancel the Loan Agreement prior to Drawdown with no further financial obligation to the other party, other than the Establishment Fee, if the Conditions Precedent have not been met by December 16, 2025, and

●	to amend the definition of the “Establishment Fee” to be 250,000 ordinary shares of the Company due upon signing of the Amendment but settled no later than December 1, 2025.

Capitalized terms used in this report and not otherwise defined have the meaning ascribed to them in the Loan Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is furnished herewith as Exhibit 10.1, and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Amendment to Loan Agreement between City First Capital Pty Ltd and Blue Gold Limited, effective November 17, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2025	Blue Gold Limited

/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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